UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  _____________

                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)1



                            UIL HOLDINGS CORPORATION
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                                (Name of Issuer)



                           Common Stock, no par value
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                         (Title of Class of Securities)



                                   902748 10 2
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                                 (CUSIP Number)



                                November 18, 2002
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             (Date of Event Which Requires Filing of this Statement)




         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |X|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)

__________
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902748 10 2
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  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           David T. Chase

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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|
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  3        SEC USE ONLY

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  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                            5     SOLE VOTING POWER
        NUMBER OF                 225,000 shares
          SHARES          ------------------------------------------------------
       BENEFICIALLY         6     SHARED VOTING POWER
      OWNED BY EACH               625,000 shares
        REPORTING         ------------------------------------------------------
          PERSON            7     SOLE DISPOSITIVE POWER
           WITH                   225,000 shares
                          ------------------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                  1,075,000 shares
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,300,000 shares

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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*
                                                                             |X|
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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9 )
           9.0%

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12         TYPE OF REPORTING PERSON*
           IN

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* See Instructions.

Item 1(a).        Name of Issuer:


                  UIL HOLDINGS CORPORATION


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  157 Church Street
                  New Haven, CT 06510


Item 2(a).        Name of Person Filing:

                  David T. Chase (the "reporting person")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Chase Enterprises
                  280 Trumbull Street
                  Hartford, Connecticut 06103


Item 2(c).        Citizenship:

                  United States


Item 2(d).        Title of Class of Securities:

                  common stock, no par value ("Common Stock")


Item 2(e).        CUSIP Number:

                  902748 10 2


Item 3.           Not applicable.


Item 4.           Ownership.*

                  (a) Amount Beneficially Owned: 1,300,000 shares


                  (b) Percent of Class: 9.0 %

                  (c) Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:
                                    225,000 shares

                           (ii)     Shared power to vote or to direct the vote:
                                    625,000 shares

                           (iii) Sole power to dispose or to direct the disposition of: 225,000 shares

                           (iv) Shared power to dispose or to direct the disposition of: 1,075,000 shares

                       On November 18, 2002, the reporting person purchased 225,000 shares of Common Stock from DTC Holdings Corporation. The reporting person then contributed those 225,000 shares of Common Stock to DTC Family Investments LLC, a limited liability company that he manages ("DTCFI"). David Chase owns ninety-eight (98) non-voting units and one (1) voting unit in DTCFI. The reporting person's wife Rhoda Chase owns one non-voting unit in DTCFI.

                       DTC Holdings Corporation ("DTCHC"), formerly known as American Ranger, Inc., is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of DTCHC and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by: (i) Arnold L. Chase Accumulation Trust I (10.10%); (ii) Arnold L. Chase Accumulation Trust II (20.93%); (iii) Cheryl A. Chase (8.21%); (iv) Cheryl A. Chase Accumulation Trust I (9.17%); (v) Cheryl
         A. Chase Accumulation Trust II (18.07%); (vi) DTC Sprinkling IA-IVA, owned by Arnold L. Chase (16.76%); and (vii) DTC Sprinkling IB & IIB, owned by Cheryl A. Chase (16.76%).

         * The reporting person may be deemed to beneficially own 1,300,000 shares of Common Stock (representing approximately 9.0% of the shares of Common Stock outstanding). The reporting person shares the power to direct the disposition of (i) 625,000 shares of Common Stock owned by RLC Investments LLC ("RLC Investments"), a limited liability company of which he is the manager and owner of a 1% non-voting interest and of which his wife owns a 99% voting interest, (ii) 79,000 shares of Common Stock owned by his daughter, Cheryl A. Chase, with Cheryl A. Chase, (iii) 146,000 shares of Common Stock owned by The Darland Trust (the "Trust"), a trust of which Cheryl A. Chase and her children are the beneficiaries, with the Trust, and (iv) 225,000 shares of Common Stock owned by his son, Arnold L. Chase, with Arnold L. Chase.

         This schedule does not relate to (and, in accordance with Rule 13d-4 under the Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner
         of) any of the (i) 200 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned by Cheryl A. Chase as custodian for her children, (ii) 12,800 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned by Arnold L. Chase, of which 8,300 shares are owned by Arnold L. Chase as custodian for his children and 4,500 shares may be purchased by Arnold L. Chase under options that are currently exercisable or will become exercisable within 60 days, (iii) 71,000 shares of Common Stock, or 0.5% of the shares of Common Stock outstanding, owned by The Rhoda and David Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family, (iv) 33,000 shares of Common Stock, or 0.2% of the shares of Common Stock outstanding, owned by The Cheryl Chase and Stuart Bear Family Foundation, Inc., a charitable foundation established by members of the Chase family, or (v) 26,500 shares of Common Stock, or 0.2% of the shares of Common Stock outstanding, owned by The Sandra and Arnold Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family.

         This information is being provided because of the relationships between the reporting person and the other persons named in this Item. The reporting person has not agreed to act together with the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         The reporting person has the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock beneficially owned by him. The reporting person shares this power (i) with Cheryl A. Chase, with respect to 79,000 shares of Common Stock,
         (ii) with the Trust, with respect to 146,000 shares of Common Stock,
         (iii) with Arnold L. Chase, with respect to 225,000 shares of Common Stock, and (iv) with Rhoda Chase, with respect to 625,000 shares of Common Stock owned by RLC Investments. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting person.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable


Item 8.  Identification and Classification of Members of the Group.

         Not Applicable


Item 9.  Notice of Dissolution of Group.

         Not Applicable


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:    November 28, 2002                         /s/ David T. Chase
                                                    ----------------------------
                                                    David T. Chase